SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Date of Report: October 2, 2019

(Date of earliest event reported)

Elegance Brands, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Elegance Brands, Inc.

8500 Wilshire Blvd, suite 700B

Beverly Hills, CA 90211

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 1. Fundamental Changes

On October 3, 2019, the Company entered into a Consultant Agreement with Sahil Beri, the brother of the Company’s CEO, for services related to business development. In exchange for such services, Mr. Beri is to receive 500,000 shares of the Company’s super common stock. Mr. Beri is not receiving any cash compensation under the agreement. The agreement is filed hereto as an exhibit.

Item 6. Changes in Control

On October 2, 2019, the Company, through written consent, elected Mr. Sahil Beri, the brother of the Company’s CEO, to the Board of Directors. Mr. Beri is not receiving any compensation in exchange for his services at the time of this report.

Exhibits Name	No.

Consultant Agreement – Sahil Beri	6.11

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SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Elegance Brands, Inc.

/s/ Amit Raj Beri
Amit Raj Beri
CEO
November 7, 2019

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